Exhibit 99.1

Hunter Maritime Acquisition Corp. Enters into a Merger Agreement with NCF Wealth Holdings Limited

October 5, 2018 - Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the “Company” or “Hunter”), a special purpose acquisition company, announced today that on October 5, 2018 it entered into a definitive agreement to complete a business combination (the “Transaction”) with NCF Wealth Holdings Limited (“NCF”). The Company has established a wholly-owned subsidiary that will acquire NCF by way of merger in an all-stock transaction which values NCF at an equity value of $2,000,000,000, whereby Hunter has agreed to issue 200,000,000 Class A common shares to the shareholders of NCF at the closing of the merger. The shareholders of NCF shall also be entitled to receive up to 50,000,000 additional Class A common shares if Hunter meets certain financial performance targets for the 2019 and 2020 fiscal years.

NCF is a fintech company in China. Among other businesses, NCF operates an online consumer and business finance marketplace in China, focused on facilitating the origination of debt financing by directly connecting individual and commercial borrowers with lenders as an alternative to traditional lending sources. NCF generates revenues primarily from fees charged to borrowers for services in matching them with lenders through the facilities of its online platform. NCF’s platform does not pool funds from investors or grant loans to any customer or provide any credit services; that is, NCF does not itself finance the loans offered on its platform with its own funds.

Currently, the Company’s charter provides that it must acquire, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses on or prior to November 23, 2018 (the “Termination Date”). Since the Company does not believe that it will be able to complete the Transaction prior to the Termination Date, the Company intends to call a special meeting of its shareholders to extend such termination date for a period of five months until April 23, 2019, in order for the Company to complete the Transaction.

In connection with a charter amendment to extend the Termination Date, and also in connection with the consummation of the Transaction, the Company is required pursuant to its charter to offer to purchase Class A common shares, par value $0.0001 per share, that were sold in the Company's initial public offering, at a purchase price equal to each Class A common shareholder’s pro rata share of the amounts on deposit in the Trust Account, subject to certain conditions.

The closing of the Transaction is conditioned upon the satisfaction of certain conditions, including but not limited to Hunter having at least $5,000,001 of net tangible assets on the closing date, Hunter’s initial listing application with the Nasdaq Stock Market in connection with the Transaction being approved and NCF having obtained stockholder approval of the Transaction.

The Company will submit a Report of Foreign Private Issuer on Form 6-K disclosing further details on the Transaction and Tender Offer and attaching copies of the definitive agreements relating to the Transaction.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Important Legal Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Class A common shares of Hunter. Any planned tender offer for the Class A common shares of Hunter Maritime Acquisition Corp. described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Company common shares will be made pursuant to an offer to purchase and related materials that the Company intends to file with the Securities and Exchange Commission (the “SEC”). At the time any tender offer is commenced, the Company will file a tender offer statement on Schedule TO and other offer documents with the SEC. Such tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of the Company are urged to read such tender offer documents and the other relevant materials when they become available before making any investment decision with respect to any tender offer because they will contain important information about such tender offer, the acquisition described herein and the parties to the acquisition. Copies of such filings can also be obtained, without charge, by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.

This press release contains “forward looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company’s control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.

Ludovic Saverys

Chief Financial Officer

Tel: +32 3 - 247 59 10

E-mail: ludovic.saverys@cmb.be

Investor Relations/Media

Morrow Sodali LLC

Tel: (800) 662-5200

E-mail: HUNT.info@morrowsodali.com